Exhibit 2

[LOGO]   The AIG Life Companies (U.S)

                                       80  Pine Street, 13th Floor
                                       New York, New York 10005


August  1997

Dear Profile Contract Owner:

We are pleased to present the Profile Semi-Annual Report to Contract Owners as of June 30, 1997. This report provides the financial statements for the underlying investments of your variable annuity. Each of the fund managers has provided a commentary on the fund performance as well as an economic outlook.

As always, if you have any questions regarding your contract, please contact either your sales representative or us directly at (800) 255-8402.